Exhibit 99.1

China Cord Blood Corporation Announces
Results of 2011 Annual General Meeting

HONG KONG , Dec. 19, 2011 /PRNewswire-Asia-FirstCall/ — China Cord Blood Corporation (NYSE: CO - News) ("CCBC" or the "Company"), the first and largest umbilical cord blood banking operator in China , today announced the results of its 2011 Annual General Meeting, which was held on December 19, 2011, in Hong Kong .

At the Annual General Meeting, shareholders

•
Elected Ms. Ting Zheng and Dr. Yungang ( Ken) Lu to serve on the Board of Directors until the 2014 Annual General Meeting of the Company or until their respective successors are duly appointed and qualified; and

•	Ratified the appointment of KPMG as the independent auditor of the Company for the financial year ending March 31, 2012, and authorized the directors to fix the remuneration of the auditors.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In New York : Ashley M. Ammon : 1-646-277-1227
In Beijing : Wen Lei Zheng : +86-10-6583-7510